VIA EDGAR

March 2, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Toronto-Dominion Bank

Registration Statement on Form F-3

File No. 333-262557

Filed February 4, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Toronto-Dominion Bank (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be declared effective at 4:30 p.m. on March 4, 2022 or as such later time or date as the Company may request. Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

Pursuant to this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Lesley Peng via telephone at (212) 455-2202 or via e-mail at lpeng@stblaw.com and Carlie Marks via telephone at (212) 455-3398 or via e-mail at carlie.marks@stblaw.com.

Very truly yours,

The Toronto-Dominion Bank

By:	/s/ Norie C. Campbell
Name: Norie C. Campbell
Title: Group Head and General Counsel